SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13D/A
                       (Amendment No. 19)

            Under the Securities Exchange Act of 1934

                      VLSI TECHNOLOGY, INC.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           918270 10 9
                         (CUSIP Number)

                        F. Thomas Dunlap
          Vice President, General Counsel and Secretary
                        Intel Corporation
                 2200 Mission College Boulevard
                      Santa Clara, CA 95052
                    Telephone: (408) 765-8080
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         October 1, 1997
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of Rule  13d-1
(b)(3) or (4), check the following box [  ].

NOTE:   Six  copies  of this statement, including  all  exhibits,
should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                 (continued on following pages)

                          Page 1 of 11



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CUSIP No. 918270 10 9          13D                   Page 2 of 11

1.   NAME OF REPORTING PERSON                      Intel
                                                   Corporation
     S.S.  OR  I.R.S. IDENTIFICATION NO. OF  ABOVE 94-1672743
     PERSON

2.   CHECK  THE APPROPRIATE BOX IF A MEMBER  OF  A     (a) [   ]
     GROUP                                             (b) [   ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS                               WC

5.   CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS         [   ]
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION          Delaware

  NUMBER OF   7.     SOLE VOTING POWER             N/A
   SHARES
BENEFICIALLY  8.     SHARED VOTING POWER           N/A
  OWNED BY
    EACH      9.     SOLE DISPOSITIVE POWER        N/A
  REPORTING
 PERSON WITH  10.    SHARED DISPOSITIVE POWER      N/A

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED  BY  EACH -0-
     REPORTING PERSON

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)          [   ]
     EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW             0%
     (11)

14.  TYPE OF REPORTING PERSON                                  CO

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CUSIP No. 918270 10 9          13D                   Page 3 of 11

ITEM 2.   Identity and Background.

          (a)    Name of Person Filing:

                 Intel Corporation

          (b)    Address of Principal Business Office:

                 2200 Mission College Boulevard
                 Santa Clara, CA 95052-8119

          (c)    Principal Business:

                 Manufacturer   of   microcomputer   components,
                 modules and systems

          (d)    Criminal Proceedings:

                 During   the  last  five  years,  neither   the
                 Reporting Person nor any executive officer or director of the Reporting Person has been convicted in any criminal proceeding.

          (e)    Civil Proceedings:

                 During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f)    Place of Organization:

                 Delaware

          Attached  hereto as Appendix A is information required
          by  this Item 2 with respect to the executive officers
          and  directors  of  the Reporting  Person.   All  such
          individuals are U.S. citizens.

ITEM 5.   Interest in Securities of the Issuer.

          (a)    Number       of      Shares  -0- shares
                 Beneficially Owned:

                 Right to Acquire:            -0- shares

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CUSIP No. 918270 10 9          13D                   Page 4 of 11

                 Percent of Class:               0%

          (b)    Sole Power to Vote, Direct  the
                 Vote of, Dispose of, or Direct -0- shares the Disposition of Shares:

          (c)    Recent Transactions:

                 On  October 1, 1997, the Reporting Person  sold
                 2,677,604 shares of the Issuer's Common Stock in open market transactions at a price of $35.50 per share.

                 On October 1, 1997, European style, cash-settled put options purchased by the Reporting Person in March and April 1995, covering an aggregate of 2,677,604 shares of the Issuer's Common Stock, expired out of the money. On October 1, 1997, European style, cash-settled call options sold by the Reporting Person in February, March and April 1995, covering an aggregate of 2,677,604 shares of the Issuer's Common Stock, were exercised by the counterparties thereto. Upon settlement, the Reporting Person will pay to each of the counterparties cash in an amount equal to the difference between $35.50 minus the strike prices of the call options, multiplied by the number of shares covered by the call options. See Exhibit 3.1 to Amendment No. 16 of this
                 Schedule 13D for further details regarding the put options purchased and call options sold by the Reporting Person.

          (d)    Rights    with    Respect    to
                 Dividends or Sales Proceeds:     N/A

          (e)    Date   of  Cessation  of   Five
                 Percent Beneficial Ownership:    10/1/97

CUSIP No. 918270 10 9          13D                   Page 5 of 11

                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of October 2, 1997.

                                 INTEL CORPORATION


                                 By:  /s/F. Thomas Dunlap, Jr.
                                      F. Thomas Dunlap, Jr.
                                      Vice President, General
                                      Counsel and Secretary

CUSIP No. 918270 10 9          13D                   Page 6 of 11

                           APPENDIX A

                            DIRECTORS

The following is a list of all Directors of Intel Corporation and certain other information with respect to each Director:

Name:           Craig R. Barrett

Business        2200 Mission College Boulevard, Santa Clara, CA
Address:        95052

Principal       President and Chief Operating Officer of Intel
Occupation:     Corporation

Name,           Intel Corporation, a manufacturer of
principal       microcomputer components, modules and systems.
business and    2200 Mission College Boulevard
address of      Santa Clara, CA 95052
corporation or
other
organization
in which
employment is
conducted:


Name:           John Browne

Business        The British Petroleum Company plc, Britannic
Address:        House, 1 Finsbury Circus, London EC2M 7BA

Principal       Group Chief Executive
Occupation:

Name,           The British Petroleum Company plc, an integrated
principal       oil company.
business and    Britannic House, 1 Finsbury Circus
address of      London EC2M 7BA
corporation or
other
organization
in which
employment is
conducted:


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CUSIP No. 918270 10 9          13D                   Page 7 of 11

Name:             Winston H. Chen

Business          Paramitas Foundation, 3945 Freedom Circle,
Address:          Suite 760, Santa Clara, CA 95054

Principal         Chairman of Paramitas Foundation
Occupation:

Name, principal   Paramitas Foundation, a charitable foundation.
business and      3945 Freedom Circle, Suite 760
address of        Santa Clara, CA 95054
corporation or
other
organization in
which employment
is conducted:


Name:             Andrew S. Grove

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Chairman of the Board of Directors and Chief
Occupation:       Executive Officer of Intel Corporation

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             D. James Guzy

Business          1340 Arbor Road, Menlo Park, CA 94025
Address:

Principal         Chairman of The Arbor Company
Occupation:

Name, principal   The Arbor Company, a limited partnership
business and      engaged in the electronics and computer
address of        industry.
corporation or    1340 Arbor Road
other             Menlo Park, CA 94025
organization in
which employment
is conducted:

CUSIP No. 918270 10 9          13D                   Page 8 of 11

Name:             Gordon E. Moore

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Chairman Emeritus of the Board of Intel
Occupation:       Corporation

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             Arthur Rock

Business          One Maritime Plaza, Suite 1220, San Francisco,
Address:          CA 94111

Principal         Venture Capitalist
Occupation:

Name, principal   Arthur Rock and Company, a venture capital
business and      firm.
address of        One Maritime Plaza, Suite 1220
corporation or    San Francisco, CA 94111
other
organization in
which employment
is conducted:


Name:             Jane E. Shaw

Business          c/o Intel Corporation, 2200 Mission College
Address:          Boulevard, Santa Clara, CA 95052

Principal         Founder of The Stable Network, a
Occupation:       biopharmaceutical consulting company

Name, principal   c/o Intel Corporation
business and      2200 Mission College Boulevard
address of        Santa Clara, CA 95052
corporation or
other
organization in
which employment
is conducted:

CUSIP No. 918270 10 9          13D                   Page 9 of 11

Name:             Leslie L. Vadasz

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Senior Vice President, Director, Corporate
Occupation:       Business Development, Intel Corporation

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             David B. Yoffie

Business          Harvard Business School, Soldiers Field Park 1-
Address:          411, Boston, MA 92163

Principal         Max and Doris Starr Professor of International
Occupation:       Business Administration

Name, principal   Harvard Business School, an educational
business and      institution.
address of        Harvard Business School
corporation or    Soldiers Field Park 1-411
other             Boston, MA 92163
organization in
which employment
is conducted:


Name:             Charles E. Young

Business          405 Hilgard Avenue, Los Angeles, CA 90024
Address:

Principal         Chancellor Emeritus
Occupation:

Name, principal   University of California at Los Angeles, an
business and      educational institution.
address of        405 Hilgard Avenue
corporation or    Los Angeles, CA 90024
other
organization in
which employment
is conducted:

CUSIP No. 918270 10 9          13D                  Page 10 of 11

                       EXECUTIVE OFFICERS

The following is a list of all executive officers of Intel Corporation excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 2200 Mission College Boulevard, Santa Clara, California 95052-8119, which address is Intel Corporation's business address.

Name:       Frank C. Gill
Title:      Executive  Vice President, General Manager,  Internet
            and Communications Group
Address:    5200  N.E.  Elam Young Parkway, Hillsboro, OR  97124-
            6497

Name:       Paul S. Otellini
Title:      Executive   Vice  President,  Director,   Sales   and
            Marketing Group

Name:       Gerhard H. Parker
Title:      Executive Vice President, General Manager, Technology
            and Manufacturing Group

Name:       Ronald J. Whittier
Title:      Senior Vice President, General Manager, Content Group

Name:       Albert Y. C. Yu
Title:      Senior     Vice    President,    General     Manager,
            Microprocessor Products Group

Name:       Michael A. Aymar
Title:      Vice  President,  General Manager,  Desktop  Products
            Group

Name:       Andy D. Bryant
Title:      Vice President and Chief Financial Officer

Name:       Dennis L. Carter
Title:      Vice President, Director, Sales and Marketing Group

Name:       F. Thomas Dunlap, Jr.
Title:      Vice President, General Counsel and Secretary

Name:       Patrick P. Gelsinger
Title:      Vice  President,  General Manager,  Desktop  Products
            Group
Address:    5200  N.E.  Elam Young Parkway, Hillsboro, OR  97124-
            6497

Name:       John H. F. Miner
Title:      Vice  President,  General Manager, Enterprise  Server
            Group
Address:    5200  N.E.  Elam Young Parkway, Hillsboro, OR  97124-
            6497

CUSIP No. 918270 10 9          13D                  Page 11 of 11

Name:       Stephen P. Nachtsheim
Title:      Vice   President,  General  Manager,  Mobile/Handheld
            Products Group

Name:       Ronald J. Smith
Title:      Vice    President,    General   Manager,    Computing
            Enhancement Group

Name:       Arvind Sodhani
Title:      Vice President, Treasurer

Name:       Michael R. Splinter
Title:      Vice President, Assistant General Manager, Technology
            and Manufacturing
            Group